Form SBSE-A Amendment

Filing Date: September 13, 2023

Summary of Changes:

1. Upload of a new MBL 7R to include an update to an existing disclosure (DMP 19114). This disclosure status is now final.
2. Upload of a new MBL 7R to include a new disclosure that was filed at the NFA (DMP 19232). This disclosure is still in a "Pending" Status. A new filing will be made once the disclosure is resolved/closed.